Athena Consumer Acquisition Corp

442 5th Avenue
New York, NY 10018

VIA EDGAR

October 1, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Janice Adeloye

Re:	Athena Consumer Acquisition Corp. Registration Statement on Form S-1 Filed July 20, 2021

File No. 333-258050

Dear Ms. Adeloye:

Athena Consumer Acquisition Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated August 16, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on July 20, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 1 to Registration Statement on Form S-1 with the Commission through EDGAR.

Form S-1 filed July 20, 2021

Capitalization, page 79

1.	We note that you are offering 20,000,000 Class A shares as part of your initial public offering of units, but footnote 2 suggests you will show less than all Class A shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 20,000,000 Class A shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: We reviewed the guidance in ASC 480-10-S99-3A and have revised the capitalization table accordingly in Amendment No. 1 to the Registration Statement.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Attn: Janice Adeloye

Re: Athena Consumer Acquisition Corp.

October 1, 2021

We thank the Staff for its review of the foregoing and Amendment No. 1 to the Registration Statement. If you have further comments, please feel free to contact our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Jane Park
Jane Park Chief Executive Officer
Athena Consumer Acquisition Corp.

cc:

Ari Edelman, Esq.

Lynwood Reinhardt, Esq.

Reed Smith LLP